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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 30, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This Report on Form 6-K contains the consolidated financial statements of Infineon Technologies AG and subsidiaries ("Infineon") as of September 30, 2002 and for each of the years in the three year period then ended. These consolidated financial statements were previously included in their annual report on Form 20-F for the year ended September 30, 2002. These consolidated financial statements have been reclassified and presented herein to give effect to the following events:

  •
  Infineon transferred its opto-electronics business to Osram GmbH effective March 31, 2003. Pursuant to the provisions of Statement of Financial Accounting Standards 144, Accounting for the Impairment or Disposal of Long-Lived Assets, previously issued financial statements presented for comparative purposes for the years ended September 30, 2000, 2001 and 2002, have been reclassified to present the operations of the opto-electronics business as a discontinued operation for all periods presented.

  •
  Effective October 1, 2002 Infineon merged the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and reorganized certain of its business units to better reflect its customer and market profiles. Accordingly, the segment results for the 2000, 2001 and 2002 financial years have been reclassified herein to be consistent with the reporting structure and presentation of the 2003 financial year, and to facilitate analysis of current and future operating segment information.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Supervisory Board and Shareholders of
Infineon Technologies AG:

        We have audited the accompanying consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infineon Technologies AG and subsidiaries as of September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Munich, Germany
October 21, 2002, except for notes 6, 20, 25, 32 and 33, which is as of May 30, 2003

KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended September 30, 2000, 2001 and 2002

(in millions, except per share data)

	Notes	2000	2001	2002	2002 (Note 1)
		(€ millions)	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties		5,832	4,352	4,035	3,986
Related parties		1,157	995	855	845

Total net sales		6,989	5,347	4,890	4,831

Cost of goods sold		3,815	4,580	4,289	4,237

Gross profit		3,174	767	601	594

Research and development expenses		1,025	1,189	1,060	1,047
Selling, general and administrative expenses		668	782	643	635
Restructuring charges	24	—	117	16	16
Other operating income, net		(2)	(200)	(46)	(45)

Operating income (loss)		1,483	(1,121)	(1,072)	(1,059)

Interest income (expense), net, inclusive of subsidies		75	(1)	(25)	(25)
Equity in earnings (losses) of associated companies		92	21	(47)	(46)
Gain on associated company share issuance	12	53	11	18	18
Other income (expense), net		36	65	(41)	(41)
Minority interests		(6)	6	7	7

Income (loss) from continuing operations before income taxes		1,733	(1,019)	(1,160)	(1,146)

Income tax (expense) benefit	20	(614)	427	143	141

Net income (loss) from continuing operations		1,119	(592)	(1,017)	(1,005)

Net income (loss) from discontinued operation	32	7	1	(4)	(4)

Net income (loss)		1,126	(591)	(1,021)	(1,009)

Earnings (loss) per share	6
Basic and diluted—continuing operations		1.82	(0.92)	(1.46)	(1.44)
Basic and diluted—discontinued operation		0.01	—	(0.01)	(0.01)
Basic and diluted—net income (loss)		1.83	(0.92)	(1.47)	(1.45)

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2001 and 2002

	Notes	2001	2002	2002 (Note 1)
		(€ millions)	(€ millions)	($ millions)
ASSETS:
Current assets:
Cash and cash equivalents		757	1,199	1,184
Marketable securities	7	93	738	729
Trade accounts receivable, net	8	626	758	749
Inventories	9	882	891	880
Deferred income taxes	20	39	82	81
Other current assets	10	479	523	517

Total current assets		2,876	4,191	4,140
Property, plant and equipment, net	11	5,233	4,491	4,438
Long-term investments, net	12	655	708	699
Restricted cash		86	70	69
Deferred income taxes	20	412	787	777
Other assets	13	481	671	663

Total assets		9,743	10,918	10,786

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Short-term debt and current maturities	18	119	120	119
Trade accounts payable	14	1,191	1,197	1,182
Accrued liabilities	15	426	508	502
Deferred income taxes	20	19	21	21
Other current liabilities	16	448	537	530

Total current liabilities		2,203	2,383	2,354
Long-term debt	18	249	1,710	1,689
Deferred income taxes	20	53	58	57
Other liabilities	17	338	609	602

Total liabilities		2,843	4,760	4,702

Shareholders' equity:
Ordinary share capital	5	1,385	1,442	1,425
Additional paid-in capital		5,247	5,569	5,502
Retained earnings (deficit)		195	(826)	(816)
Accumulated other comprehensive income (loss)	27	73	(27)	(27)

Total shareholders' equity		6,900	6,158	6,084

Total liabilities and shareholders' equity		9,743	10,918	10,786

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

for the years ended September 30, 2000, 2001 and 2002

(euro in millions, except share data)

	Issued ordinary shares
					Foreign currency translation adjustment	Additional minimum pension liability
			Additional paid-in capital	Retained earnings (deficit)			Unrealized gains(loss) on securities
	Shares	Amount						Total
Balance as of October 1, 1999	600,000,000	1,200	2,390	67	1	—	(2)	3,656

Net income	—	—	—	1,125	—	—	—	1,125
Other comprehensive income	—	—	—	—	105	—	8	113

Total comprehensive income								1,238
Issuance of ordinary shares
Proceeds from initial public offering, net of offering expenses	16,700,000	33	529	—	—	—	—	562
Proceeds from private placement	7,592,430	15	244	—	—	—	—	259
Acquisition of Savan	1,209,077	3	46	—	—	—	—	49
Deferred compensation, net	—	—	(23)	—	—	—	—	(23)
Increase of basis in long-term investment attributable to the issuance of shares by associated company	—	—	51	—	—	—	—	51
Equity transactions with Siemens Group	—	—	14	—	—	—	—	14

Balance as of September 30, 2000	625,501,507	1,251	3,251	1,192	106	—	6	5,806

Net loss	—	—	—	(591)	—	—	—	(591)
Other comprehensive loss	—	—	—	—	(19)	(12)	(8)	(39)

Total comprehensive loss								(630)
Issuance of ordinary shares
Proceeds from public offering, net of offering expenses	60,000,000	120	1,355	—	—	—	—	1,475
Acquisition of Ardent	706,714	1	38	—	—	—	—	39
Acquisition of Catamaran	5,730,866	12	240	—	—	—	—	252
Investment in associated company	443,488	1	20	—	—	—	—	21
Ordinary shares held by associated company	—	—	(4)	—	—	—	—	(4)
Deferred compensation, net	—	—	(19)	—	—	—	—	(19)
Dividend payment	—	—	—	(406)	—	—	—	(406)
Sale of joint venture interest to Siemens Group	—	—	392	—	—	—	—	392
Equity transactions with Siemens Group	—	—	(26)	—	—	—	—	(26)

Balance as of September 30, 2001	692,382,575	1,385	5,247	195	87	(12)	(2)	6,900

Net loss	—	—	—	(1,021)	—	—	—	(1,021)
Other comprehensive loss	—	—	—	—	(92)	(8)	—	(100)

Total comprehensive loss								(1,121)
Issuance of ordinary shares
Employee Stock Purchase Plan	355,460	1	7	—	—	—	—	8
Acquisition of Catamaran	546,183	1	8	—	—	—	—	9
Acquisition of MIC	27,500,000	55	270	—	—	—	—	325
Ordinary shares held by associated company	—	—	4	—	—	—	—	4
Deferred compensation, net	—	—	23	—	—	—	—	23
Equity transaction with Siemens Group	—	—	10	—	—	—	—	10

Balance as of September 30, 2002	720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	6,158

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended September 30, 2000, 2001 and 2002

	September 30, 2000	September 30, 2001	September 30, 2002	September 30, 2002 (Note 1)
	(€ millions)	(€ millions)	(€ millions)	($ millions)
Net income (loss)	1,126	(591)	(1,021)	(1,009)
Less: Net income (loss) from discontinued operation	7	1	(4)	(4)

Net income (loss) from continuing operations	1,119	(592)	(1,017)	(1,005)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	834	1,121	1,370	1,354
Acquired in-process research and development	26	69	37	37
Deferred compensation	26	25	23	23
Provision for (recovery of) doubtful accounts	17	19	(5)	(5)
Write-down of inventory	40	358	—	—
Loss (gain) on sale of marketable securities	(20)	(1)	1	1
Gain on sale of businesses	—	(235)	(39)	(39)
Loss (gain) on disposal of property, plant, and equipment	(2)	—	2	2
Equity in (earnings) losses of associated companies	(92)	(21)	47	46
Gain on associated company share issuance	(54)	(11)	(18)	(18)
Minority interests	6	(6)	(7)	(7)
Impairment charges	—	51	51	50
Deferred income	—	(26)	(87)	(86)
Deferred income taxes	93	(493)	(282)	(279)
Changes in operating assets and liabilities:
Trade accounts receivable	(622)	681	(131)	(129)
Inventories	(149)	(394)	(28)	(28)
Other current assets	(84)	(76)	39	39
Trade accounts payable	429	49	40	40
Accrued liabilities	468	(322)	86	85
Other current liabilities	130	36	(37)	(37)
Other assets and liabilities	(88)	(11)	181	179

Net cash provided by operating activities	2,077	221	226	223

Cash flows from investing activities:
Purchases of marketable securities available for sale	(452)	(82)	(709)	(700)
Proceeds from sales of marktable securities available for sale	—	474	62	61
Proceeds from sales of businesses	—	346	96	95
Cash acquired in business combination	—	—	50	49
Investment in associated and related companies	(301)	(214)	(88)	(87)
Purchases of intangible assets	(43)	(82)	(39)	(39)
Purchases of property, plant and equipment	(1,571)	(2,282)	(643)	(635)
Proceeds from sales of property, plant and equipment	40	27	27	27

Net cash used in investing activities	(2,327)	(1,813)	(1,244)	(1,229)

Cash flows from financing activities:
Net change in short-term debt	60	(14)	4	4
Net change in related party financial receivables and payables	222	70	(40)	(40)
Proceeds from issuance of long-term debt	13	128	1,482	1,464
Principal repayments of long-term debt	(500)	(21)	(21)	(21)
Proceeds from issuance of redeemable interest	169	—	—	—
Change in restricted cash	(67)	45	15	15
Proceeds from issuance of shares to minority interest	—	20	—	—
Proceeds from issuance of ordinary shares	821	1,475	8	8
Dividend payments	—	(406)	—	—
Sale of joint venture interest to Siemens Group	—	564	—	—
Capital contributions (distributions)	1	(15)	—	—

Net cash provided by financing activities	719	1,846	1,448	1,430

Effect of foreign exchange rate changes on cash and cash equivalents	9	2	1	1

Net increase in cash and cash equivalents from continuing operations	478	256	431	425
Net increase (decrease) in cash and cash equivalents from discontinued operation	3	(10)	11	11
Cash and cash equivalents at beginning of period	30	511	757	748

Cash and cash equivalents at end of period	511	757	1,199	1,184

See accompanying notes to the consolidated financial statements.

INFINEON TECHNOLOGIES AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(euro in millions, except where otherwise stated)

1.     Description of Business, Formation and Basis of Presentation

  Description of Business

        Infineon Technologies AG and subsidiaries ("Infineon" or the "Company") designs, develops, manufactures and markets a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Infineon's products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. Infineon has operations, investments and customers located mainly in Europe, Asia and North America. The financial year-end for Infineon is September 30.

  Formation

        Infineon was formed as a legal entity as of April 1, 1999 (the "Formation") through the contribution by Siemens Aktiengesellschaft ("Siemens") of substantially all of its semiconductor-related investments, operations and activities. Infineon had its initial public offering ("IPO") on March 13, 2000, and is listed on the New York Stock Exchange and is one of the DAX 30 companies on the Frankfurt Stock Exchange.

  Basis of Presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Infineon Technologies AG is incorporated in Germany. The German Commercial Code ("Handelsgesetzbuch", or "HGB") requires the Company to prepare consolidated financial statements in accordance with the HGB accounting principles and regulations ("German GAAP"). Pursuant to HGB Section 292a the Company is exempt from this requirement, if consolidated financial statements are prepared and issued in accordance with a body of internationally accepted accounting principles (such as U.S. GAAP). Accordingly, the Company presents the U.S. GAAP consolidated financial statements contained herein.

        All amounts herein are shown in millions of euro (or "€") except where otherwise stated. The accompanying balance sheet as of September 30, 2002, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollar ("$"), solely for the convenience of the reader, at the rate of €1 = $0.9879, the noon buying rate on September 30, 2002. The U.S. dollar convenience translation amounts have not been audited.

        Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Net operating results have not been affected by these reclassifications.

2.     Summary of Significant Accounting Policies

        The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

  Basis of Consolidation

        The accompanying financial statements include the accounts of Infineon and its significant subsidiaries on a consolidated basis. Investments in companies in which Infineon has an ownership interest of 20% or more but which are not controlled by Infineon ("Associated Companies") are principally accounted for using the equity method of accounting (see note 12). The equity in earnings of Associated Companies with different fiscal year ends are principally recorded on a three month lag. Other equity investments ("Related Companies"), in which Infineon has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated.

        The Infineon group consists of the following number of entities in addition to Infineon Technologies AG:

	Consolidated subsidiaries	Associated Companies	Total
September 30, 2001	44	9	53
Additions	4	2	6
Mergers	(3)	—	(3)
Disposals	(1)	—	(1)

September 30, 2002	44	11	55

        Additionally, the consolidated financial statements include 32 (2001: 33) subsidiaries and 9 (2001: 9) Associated Companies that are accounted for at cost and recorded under investments in Related Companies, as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Company. The effect of these companies for all years presented on consolidated assets, revenues and net income (loss) of the Company was less than 1%.

  Reporting and Foreign Currency

        The Company's reporting currency is the euro, and therefore the accompanying financial statements are presented in euro.

        The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of shareholders' equity.

        The exchange rates of the more important currencies used in the preparation of the accompanying financial statements are as follows:

Currency:		Exchange rate at September 30,		Annual average exchange rate
		2001 euro	2002 euro	2001 euro	2002 euro
U.S. dollar	1$ =	1.0864	1.0208	1.1312	1.0910
Japanese yen	100 JPY =	0.9112	0.8318	0.9573	0.8661
Great Britain pound	1 GBP =	1.6015	1.5939	1.6269	1.6017
Singapore dollar	1 SGD =	0.6152	0.5722	0.6373	0.6029

  Cash and Cash Equivalents

        Cash and cash equivalents represent cash, deposits and highly liquid short-term investments with original maturities of three months or less.

  Restricted Cash

        Restricted cash includes collateral deposits used as security under borrowing arrangements.

  Marketable Securities

        The Company's marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable deferred taxes. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

  Inventories

        Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and applicable indirect costs.

  Property, Plant and Equipment

        Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is generally recognized using an accelerated or straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. For the years ended September 30, 2000, 2001 and 2002 capitalized interest was €3, €27 and €0, respectively. The estimated useful lives of assets are as follows:

Years
Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

  Leases

        The Company is a lessee of property, plant and equipment. All leases where Infineon is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." All other leases are accounted for as operating leases.

  Intangible Assets

        In July 2001, the FASB issued and the Company adopted SFAS No. 141, Business Combinations. Accordingly, the purchase method of accounting is used for all business combinations. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

        The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Upon adoption of SFAS No. 142, pursuant to SFAS No. 141, the Company evaluated its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and reclassified amounts allocated to assembled workforce of €1 to goodwill in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired, and had no significant amortization period adjustments. The Company did not identify any intangible assets with indefinite useful lives. Pursuant to SFAS No. 142, intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

        In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company determined the fair value of each reporting unit as of the date of adoption and compared it to the reporting unit's carrying amount. The Company completed this transitional assessment by March 31, 2002. To the extent that the carrying amount of the Company's reporting units did not exceed their respective fair value, no indication existed that the reporting units' goodwill was impaired as of the date of adoption.

        Intangible assets primarily consist of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. After adopting SFAS No. 142, the Company had unamortized goodwill of €297, and unamortized identifiable intangible assets of €140. Pursuant to SFAS No. 142, goodwill is no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter, which resulted in the recognition of an impairment charge of €5 million in one reporting unit of the Other Operating Segment for the year ended September 30, 2002.

        Prior to the adoption of SFAS No. 142, goodwill was amortized over its estimated useful life. Amortization expense related to goodwill was €8 and €21 for the years ended September 30, 2000 and 2001, respectively. Had the provisions of SFAS No. 141 & 142 applied for all periods presented, and net income (loss) therefore excluded amortization of goodwill for the years ended September 30, 2000 and 2001, net income (loss) and earnings (loss) per share would have been increased (decreased) to the pro forma amounts indicated below:

	For the year ended September 30,
	2000	2001	2002
Net income (loss)
As reported	1,126	(591)	(1,021)
Pro forma	1,134	(570)	(1,021)
Earnings (loss) per share (in euro)
As reported—basic and diluted	1.83	(0.92)	(1.47)
Pro forma—basic	1.85	(0.89)	(1.47)
Pro forma—diluted	1.84	(0.89)	(1.47)

  Impairment of Long-lived Assets

        The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

  Financial Instruments

        Infineon operates internationally, giving rise to exposure to changes in foreign currency exchange rates. Infineon uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. On October 1, 2000 the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138, which provides guidance for accounting for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Changes in fair value are recorded in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have an impact on the Company's financial position or results of operations. The fair value of derivative and other financial instruments is discussed in note 29.

  Revenue Recognition—Sales

        Revenue, net of allowances for discounts and price protection agreements, is recognized upon shipment or delivery of finished products to customers depending on the terms of the agreement, when the risks and rewards of ownership are transferred.

        The U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Effective July 1, 2001, the Company adopted the provisions of SAB 101, which did not have a material impact on the Company's financial position or results of operations.

  Revenue Recognition—License and Technology Transfer Fees

        License and technology transfer fees are recognized when earned and realizable. Lump sum payments are deferred where applicable and recognized over the period the Company is obliged to provide additional service. Multi-element arrangements where objective fair values of specific elements do not exist are combined and amortized over the applicable periods. Royalties are recognized as earned.

  Grants

        Grants for capital expenditures (including both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse)) are recognized as a reduction of depreciation expense over the useful life of the related asset. Grants receivable are established at the time of the related capital expenditure. Tax-free government grants are deferred (note 17), while taxable grants are deducted from the acquisition costs of the related asset (note 22).

        Other taxable grants reduce the related expense (see notes 17 and 22).

  Product-related Expenses

        Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are made at the time the related sale is recorded. Research and development costs are expensed as incurred.

  Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Stock-based Compensation

        The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

  Issuance of shares by Subsidiaries or Associated Companies

        Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company's proportionate share of the value of the issuer's equity, are recorded as non-operating income or expense pursuant to SAB Topic 5:H, "Accounting for Sales of Stock by a Subsidiary" (see note 12).

  Use of Estimates

        The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.

  Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS No. 143, effective October 1, 2002. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company is required to adopt SFAS No. 144 effective October 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when, and in the period in which, the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, the Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's financial statements.

3.     Acquisitions

        On September 9, 2002, Infineon acquired all the shares of Ericsson Microelectronics AB ("MIC"). MIC, based in Sweden, is a supplier of Radio Frequency (RF) microelectronic components for wireless applications, high end power amplifiers, Bluetooth components and broadband communications. MIC is a strategic supplier to Ericsson, a market leader in base stations, Bluetooth solutions and RF components for mobile phones and wireless infrastructure. The Company also entered into a strategic supply agreement with Ericsson for a period of two years to deliver certain wireless solution products, for instance in the areas of current and future cellular telephone technology (commonly referred to as 2.5G and 3G). The acquisition allows Infineon to expand its business in Bluetooth solutions and RF components for mobile phones as well as mobile infrastructure. Should Ericsson meet certain specified purchase thresholds by December 2002, the Company will pay Ericsson an additional €50 in cash, which has been recorded as a liability as of September 30, 2002. Should Ericsson not meet certain purchase thresholds, Ericsson will pay the Company up to €130 in cash. It has been determined beyond a reasonable doubt that the purchase thresholds will be met, therefore, the €50 has been recorded as goodwill as of the acquisition date. The purchase price allocation has not been finalized for the acquisition of MIC as of September 30, 2002. Therefore, an estimation of this allocation was prepared and included as part of these financial statements.

        In August 2001, the Company acquired all the shares of Catamaran Communications, Inc. ("Catamaran"). Catamaran is a Silicon Valley based fabless communications semiconductor company focused on integrated circuits (ICs) for the optical networking market.

        In April 2001, the Company completed the acquisition of all the shares of Ardent Technologies, Inc. ("Ardent"). Ardent is a supplier of high-bandwidth integrated circuits for local area network (LAN) internet-based switching systems. Due to significant changes in the business climate in internet-related businesses, including the market for LAN switching systems, the Company, as a component of its 2001 restructuring plan (see note 24), terminated a significant number of the Ardent employees, abandoned certain acquired technology and significantly reduced future R&D expenditures for the Ardent business. As a result of reductions in projected future cash flows and based on independent valuations performed of the remaining intangible assets, an impairment charge of €14 was recorded as of September 30, 2001. At September 30, 2002, the Company effectively terminated the residual Ardent business and recorded an impairment charge of €3 to write-off the remaining value of patents and technology.

        On October 24, 2000 the Company exercised its option to purchase the remaining interest in Semiconductor 300 GmbH & Co. KG, Dresden, Germany ("SC300") from Motorola, and has fully consolidated the venture from that date. Previously, the Company had accounted for its non-controlling interest under the equity method.

        The following table summarizes the Company's acquisitions during the years ended September 30, 2001 and 2002:

	2001			2002
	SC 300	Ardent	Catamaran	MIC
Acquisition Date Segment	October 2000 Memory Products	April 2001 Wireline Communications	August 2001 Wireline Communications	September 2002 Wireless Solutions
Cash	—	—	—	50
Other current assets	80	1	1	62
Property, plant and equipment	94	1	5	60
Intangible assets
Current product technology	—	—	—	17
Core technology	—	9	9	49
Patents	—	14	—	28
In process R&D	—	12	57	37
Goodwill	—	3	179	70
Other non-current assets	—	—	—	66

Total assets acquired	174	40	251	439

Current liabilities	(166)	(5)	(23)	(86)
Non-current liabilities	—	(9)	(13)	(26)

Total liabilities assumed	(166)	(14)	(36)	(112)

Net assets acquired	8	26	215	327

Deferred compensation	—	13	31	—

Purchase consideration	8	39	246	327

Cash paid	8	—	—	—
Shares issued	—	706,714	5,730,886	27,500,000
Contingent consideration—shares	—	—	642,569	—

        The above acquisitions have been accounted for by the purchase method of accounting and, accordingly, the consolidated statement of operations include the results of the acquired companies from their respective acquisition dates. The value of the shares issued for purchase consideration was determined based on the average market price of the Company's shares over the two-day period before and after the date the number of shares to be issued became fixed.

        Shares issued and held in escrow for employees subject to continued employment and the achievement of certain performance milestones are accounted for as deferred compensation at their intrinsic value. Deferred compensation is reflected as a reduction of additional paid-in capital in the statement of shareholders' equity, and amortized on a straight-line basis over the related employment or milestone periods, ranging from two to four years.

        Shares issued and held in escrow for the acquired company's shareholders subject to the acquired company achieving certain performance milestones represent contingent purchase consideration. The shares representing contingent purchase consideration are not reflected as issued and outstanding shares in the statement of shareholders' equity. Should these milestones be achieved, the purchase price will be adjusted to reflect the issuance of the shares at their fair value at the date the milestones are achieved. During the year ended September 30, 2002, due to the achievement of certain milestones, 546,183 shares were released from escrow (see note 5), which resulted in the recognition of €9 additional goodwill related to the Catamaran acquisition.

        For each acquisition the Company engaged an independent third party to assist in the valuation of net assets acquired. As a result of these valuations, amounts allocated to purchased in-process research and development of €69 and €37 were expensed as research and development in the years ended September 30, 2001 and 2002, respectively, because the technological feasibility of products under development had not been established and no future alternative uses existed. The amounts allocated to purchased in-process research and development were determined through established valuation techniques in the high-technology communication industry and related guidance provided by the SEC.

        The core technology and patents are amortized over their estimated useful life of five years, and the current production technology is being amortized over its estimated useful life of two years.

        Goodwill, representing the excess of purchase consideration over the fair value of the net assets acquired, is not amortized pursuant to SFAS No. 141 for acquisitions after July 1, 2001. Accordingly, goodwill related to the Catamaran and MIC acquisitions are not amortized. Had the goodwill been subject to amortization, an additional expense of €3 and €37 would have been recorded in the consolidated statement of operations for the years ended September 30, 2001 and 2002, respectively. None of the recorded goodwill is tax deductible.

        Proforma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has been omitted.

        In April 2000, the Company acquired Savan Communications, Ltd, a VDSL technology company, for €75 in cash and entered into deferred compensation arrangements aggregating €56. In-process research and development of €26 was expensed in connection with the acquisition in the year ended September 30, 2000.

4.     Divestitures

        On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Wireless solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company received initial cash proceeds of €50. Contingent purchase price adjustments are based on the level of gallium arsenide related product sales generated by the purchaser through September 30, 2004 and other adjustments. Contingent adjustments range between a payment of €5 and proceeds of €74 and will be recognized if the contingency has passed and the amounts are realizable. The Company is required to supply the purchaser with a minimum quantity of gallium arsenide products substantially below market prices through June 2003. Accordingly, €44 of the proceeds is deferred and will be recognized over the term of the supply agreement as products are sold. The divestiture resulted in a pre-tax gain of €2, which is reflected in other operating income in the accompanying statement of operations for the year ended September 30, 2002. The Company's divested gallium arsenide business generated sales of €36 and €24, and earnings (loss) before interest, minority interest and taxes ("EBIT") of €(44) and €(18) for the years ended September 30, 2001 and 2002 (through the date of divestiture), respectively.

        On December 31, 2001 the Company completed the sale of its remaining 81% interest in Infineon Technologies Krubong Sdn. Bhd., representing its infrared components business unit, previously reflected in the Other Operating segment. The initial 19% was sold in July 2001. This business generated net sales of €137, €110 and €11 for the year ended September 30, 2000, 2001 and 2002 (through the date of divestiture), respectively. EBIT amounted to €16, €(22) and €(7) for the year ended September 30, 2000, 2001 and 2002 (through the date of divestiture), respectively. The Company recognized a net gain before tax of €26 and €39, which is reflected as other operating income in the accompanying consolidated statement of operations, for the years ended September 30, 2001 and 2002, respectively.

        On August 14, 2001 the Company entered into an agreement to sell its 49% interest in the OSRAM Opto Semiconductors GmbH & Co. OHG joint venture ("OSRAM Opto") for €565 to OSRAM GmbH ("OSRAM"), a wholly owned subsidiary of Siemens. Pursuant to the provisions of Accounting Interpretation No. 39 of APB Opinion 16, "Transfers and Exchanges Between Companies under Common Control", transfers of long-lived assets between entities under common control are to be accounted for at their historic costs and any excess of consideration received should be accounted for as a capital contribution. Accordingly, the excess purchase price, net of tax, of €392 is reflected as a direct increase to additional paid-in capital at September 30, 2001. The Company recorded equity in earnings related to its investment in OSRAM Opto of €9 and €4, respectively, in the 2000 and 2001 financial years.

        On December 19, 2000 the Company sold the Image & Video business unit, previously included in the Wireline Communications segment. This business generated net sales of €139 and €38 for the years ended September 30, 2000 and 2001 (through the date of divestiture), respectively. EBIT amounted to €16 and €10 for the years ended September 30, 2000 and 2001 (through the date of divestiture), respectively. The divestiture of this business unit resulted in a net gain before tax of €202, and is reflected as other operating income in the accompanying consolidated statement of operations for the year ended September 30, 2001.

5.     Ordinary Share Capital

        As of September 30, 2002 the Company had issued 720,880,604 registered ordinary shares of euro 2.00 notional value per share. In the accompanying financial statements as of September 30, 2002, 96,386 issued shares were held in third party escrow, representing contingent purchase consideration in connection with the Catamaran acquisition (see note 3), which are not reflected as outstanding. Accordingly, at September 30, 2002, the Company had 720,784,218 ordinary shares outstanding, excluding such contingent consideration.

  Authorized and Conditional Share Capital

        In addition to the issued share capital, the Company's Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board's consent by issuing new shares. As of September 30, 2002, the Management Board may use these authorizations to issue new shares as follows:

  •
  Through January 21, 2007, Authorized Share Capital I/2002 in an aggregate amount of up to €295 to issue shares for cash, where the preemptive rights of shareholders may be partially excluded or in connection with business combinations (contributions in kind), where the preemptive rights of shareholders may be excluded for all shares.

  •
  Through March 31, 2004, Authorized Share Capital II—in an aggregate amount of up to €119 to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

        The Company has conditional capital of up to €96 (Conditional Share Capital I) and of up to €29 (Conditional Share Capital III) that may be used to issue up to 62.5 million new registered shares in connection with the Company's long-term incentive plans (see note 28). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        The Company has conditional capital of up to €50 (Conditional Share Capital II) that may be used to issue up to 25 million new registered shares upon conversion of debt securities, which have been issued in February 2002 and may be converted until January 23, 2007 (see note 18). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

        The Company has conditional capital of up to €350 (Conditional Share Capital II/2002) that may be used to issue up to 175 million new registered shares upon conversion of debt securities which may be issued before January 21, 2007. These shares will have dividend rights from the beginning of the year in which they are issued.

        Until January 22, 2002, the Company had Authorized Share Capital III to issue shares in connection with business combinations (contributions in kind), where the preemptive rights of shareholders are excluded.

  Capital Transactions

        Following the Formation, Infineon was capitalized through the issuance of 600,000,000 ordinary shares with an aggregate nominal value of €1,200. On March 13, 2000, Infineon successfully completed its initial public offering ("IPO") of 16,700,000 ordinary shares, consisting of American Depository

Shares which are listed on the New York Stock Exchange and ordinary shares which are listed on the Frankfurt Stock Exchange, raising €562, net of offering expenses.

        In March 2000, pursuant to a private placement, the Company sold 7,592,430 ordinary shares, raising €259.

        On April 25, 2000, the Company issued 1,209,077 ordinary shares from Authorized Share Capital III to acquire the net assets of Savan (see note 3).

        In March 2001, the Company issued 443,488 ordinary shares from Authorized Share Capital III as partial consideration to acquire an interest in Ramtron International Corp. (see note 12).

        In April 2001, the Company issued 706,714 ordinary shares from Authorized Share Capital III to acquire Ardent (see note 3).

        In July 2001, Infineon successfully completed a secondary public offering of 60,000,000 ordinary shares, raising €1,475, net of offering expenses.

        In August 2001, the Company issued 6,373,435 ordinary shares from Authorized Share Capital III to acquire Catamaran (see note 3).

        In September 2002, the Company issued 27,500,000 ordinary shares from Authorized Share Capital I/2002 to acquire MIC (see note 3).

        During the year ended September 30, 2002 the Company issued 355,460 ordinary shares from Authorized Share Capital II in connection with the Company's employee share purchase program (see note 28).

        Under German commercial law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, Infineon Technologies AG, as determined in accordance with the HGB. All dividends must be approved by shareholders. At a shareholders' meeting on April 6, 2001, the shareholders authorized, and the Company subsequently paid a dividend of €406 in respect of the earnings for the year ended September 30, 2000 of Infineon Technologies AG. The ordinary shareholders meeting held in January 2002 did not authorize a dividend. No dividend will be proposed by management to shareholders for fiscal year 2002, since the ultimate parent incurred a loss (Bilanzverlust) for the financial year ended September 30, 2002.

        On October 13, 1999 ProMOS Technologies Inc., an Associated Company, completed a public offering on the Taiwan Stock Exchange of 150,000,000 primary shares. As a result of this offering the Company's interest in ProMOS was diluted, while its proportional share of ProMOS' shareholders' equity increased by €51. Pursuant to SEC SAB Topic 5:H, this increase is reflected as a direct addition to shareholders' equity, since the realization of the gain was not reasonably assured at the time of the transaction.

6.     Earnings (Loss) Per Share

        Basic earnings (loss) per share ("EPS") is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

        The computation of basic and diluted EPS for the years ended September 30, 2000, 2001 and 2002, is as follows:

	2000	2001	2002
Numerator:
Net income (loss) from continuing operations	1,119	(592)	(1,017)

Net income (loss) from discontinued operation	7	1	(4)

Net income (loss)	1,126	(591)	(1,021)

Denominator:
Weighted-average shares outstanding-basic	613,862,876	640,566,801	694,729,462
Effect of dilutive stock options	1,258,310	—	—

Weighted-average shares outstanding-diluted	615,121,186	640,566,801	694,729,462

Earnings (loss) per share (in euro):
Basic and diluted—from continuing operations	1.82	(0.92)	(1.46)

Basic and diluted—from discontinued operation	0.01	—	(0.01)

Basic and diluted—net income (loss)	1.83	(0.92)	(1.47)

7.     Marketable Securities

        Marketable securities at September 30, 2001 and 2002 consist of the following:

	September 30, 2001				September 30, 2002
	Cost	Fair Value	Unrealized Gain	Unrealized Loss	Cost	Fair Value	Unrealized Gain	Unrealized Loss
German government securities	5	5	—	—	—	—	—	—
Foreign governments securities	25	25	—	—	10	10	—	—
Floating rate notes	55	57	2	—	299	299	2	(2)
Other debt securities	3	3	—	—	23	21	—	(2)

Total debt securities	88	90	2	—	332	330	2	(4)
Equity securities	19	14	—	(5)	9	7	—	(2)
Fixed term deposits	—	—	—	—	413	413	—	—

Total marketable securities	107	104	2	(5)	754	750	2	(6)

Reflected as follows:
Current asset	96	93	2	(5)	742	738	2	(6)
Non-current asset (note 13)	11	11	—	—	12	12	—	—

Total marketable securities	107	104	2	(5)	754	750	2	(6)

        Realized gains (losses) were €20, €1 and €(3) for the years ended September 30, 2000, 2001 and 2002, respectively, and are reflected as other income (expense), net in the accompanying statements of operations.

        Debt securities at September 30, 2002 had the following remaining contractual maturities:

	Cost	Fair Value
Less than 1 year	88	86
Between 1 and 5 years	203	203
More than 5 years	41	41

	332	330

        Actual maturities may differ due to call or prepayment rights.

8.     Trade Accounts Receivable, net

        Trade accounts receivable at September 30, 2001 and 2002 consist of the following:

	2001	2002
Third party—trade	530	696
Siemens group—trade (note 19)	132	97
Associated and Related Companies—trade (note 19)	12	8

Trade accounts receivable, gross	674	801
Allowance for doubtful accounts	(48)	(43)

Trade accounts receivable, net	626	758

        Activity in the allowance for doubtful accounts for the years ended September 30, 2001 and 2002 is as follows:

	2001	2002
Allowance for doubtful accounts at beginning of year	32	48
Bad debt expense (recovery), net	19	(5)
Write-offs charged against the allowance	(1)	—
Foreign currency effects	(2)	—

Allowance for doubtful accounts at end of year	48	43

9.     Inventories

        Inventories at September 30, 2001 and 2002 consist of the following:

	2001	2002
Raw materials and supplies	126	105
Work-in-process	459	463
Finished goods	297	323

	882	891

        During the years ended September 30, 2000, 2001 and 2002, the Company recorded inventory write-downs of €40, €358 and €0, respectively.

10.   Other Current Assets

        Other current assets at September 30, 2001 and 2002 consist of the following:

	2001	2002
VAT and other tax receivables	136	54
Miscellaneous receivables	89	116
Financial instruments (note 29)	133	140
Grants receivable	6	100
Siemens group—financial and other receivables (note 19)	25	23
Associated and Related Companies—financial and other receivables (note 19)	38	28
Employee receivables	6	8
Other	46	54

	479	523

11.   Property, Plant and Equipment, net

        A summary of activity for property, plant and equipment for the year ended September 30, 2002 is as follows:

	Land and buildings	Technical equipment and machinery	Other plant and office equipment	Construction in progress	Total
Cost
September 30, 2001	1,052	5,679	1,929	752	9,412
Additions	—	332	162	149	643
Disposals	(1)	(83)	(69)	(4)	(157)
Consolidations	(5)	13	(1)	(1)	6
Transfers	29	405	84	(518)	—
Foreign currency effects	(20)	(92)	(28)	(14)	(154)

September 30, 2002	1,055	6,254	2,077	364	9,750
Accumulated depreciation
September 30, 2001	(352)	(2,625)	(1,202)	—	(4,179)
Additions	(72)	(898)	(350)	—	(1,320)
Disposals	—	67	62	—	129
Consolidations	—	14	7	—	21
Transfers	—	8	(8)	—	—
Foreign currency effects	6	62	22	—	90

September 30, 2002	(418)	(3,372)	(1,469)	—	(5,259)

Book value September 30, 2001	700	3,054	727	752	5,233

Book value September 30, 2002	637	2,882	608	364	4,491

        The Company is the lessor of technical equipment (see note 19) of €217 and €215 with related accumulated depreciation of €162 and €183 as of September 30, 2001 and 2002, respectively.

        At September 30, 2002, construction in progress includes €204 relating to the construction of a 300-millimeter wafer fabrication facility in Richmond, Virginia, USA, which is temporarily suspended and not depreciated. The Company expects to continue construction during the year ending September 30, 2003, subject to market conditions.

12.   Long-term Investments, net

        A summary of activity for long-term investments for the year ended September 30, 2002 is as follows:

	Investment in Associated Companies	Investment in Related Companies	Total
Balance at September 30, 2001	512	143	655
Additions	163	15	178
Disposals	—	(2)	(2)
Impairments	(9)	(30)	(39)
Equity in losses	(47)	—	(47)
Gain on share issuance	18	—	18
Foreign currency effects	(54)	(1)	(55)

Balance at September 30, 2002	583	125	708

        Investments in Related Companies principally relate to investment activities aimed at strengthening Infineon's future intellectual property potential.

        The following Associated Companies at September 30, 2002 are accounted for using the equity method of accounting:

Name of the Associated Company	Percentage of ownership
Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany ("AMTC")	33.3%
ALTIS Semiconductor, Essonnes, France ("ALTIS")	50.1%
Aristos Logic Corp., Anaheim Hills, California, USA ("Aristos")	23.6%
Cryptomathic Holding (ApS), Arhus, Denmark ("Cryptomathic")	25.4%
Enhanced Memory Systems Inc., Wilmington, Delaware, USA ("EMS")	20.0%
Maskhouse Building Administration GmbH & Co. KG, Dresden, Germany ("BAC")	33.3%
MICRAM Microelectronic GmbH, Bochum, Germany ("MICRAM")	25.1%
Newlogic Technologies AG, Lustenau, Austria ("Newlogic")	24.9%
ProMOS Technologies Inc., Hsinchu, Taiwan ("ProMOS")	29.9%
Ramtron International Corp., Colorado Springs, Colorado, USA ("Ramtron")	20.1%
UMCi Pte. Ltd., Singapore ("UMCi")	31.7%

        Infineon has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products.

        On May 16, 2002, the Company entered into a joint venture with the partners Advanced Micro Devices, Inc., USA, (AMD) and DuPont Photomasks, Inc., USA, (DuPont) with the purpose to develop and manufacture advanced photo masks. Each partner has a one third share in the newly founded companies AMTC and BAC through a capital contribution of €6 by each partner at foundation.

        ALTIS is a joint venture between Infineon and IBM, with each having equal voting representation.

        On July 20, 2000 the Company acquired an interest in Aristos for a total contribution of €5. On March 26, 2001 the Company exercised an option to convert a loan of €5 to equity. In the year ended September 30, 2001, the Company wrote off its investment in and advances to Aristos.

        Effective July 1, 2001, the Company acquired a 25.4% interest in Cryptomathic for €10 in cash.

        On January 12, 2001, the Company obtained a 25.1% interest in MICRAM. MICRAM develops high-speed integrated circuits with more than 40 Gigabit/s.

        During the year ended September 30, 2001 the Company acquired an aggregate 24.9% interest in Newlogic for a total consideration of €21.

        ProMOS, a Taiwanese public company, is owned primarily by Mosel Vitelic, Inc. ("MVI") and Infineon. The Company's investment in ProMOS is net of deferred license and technology transfer fee revenue (see note 23). On May 22, 2000 ProMOS shareholders approved the distribution of employee bonuses in the form of shares, which diluted the Company's interest to 33.0%, while its proportional share of ProMOS' shareholders' equity increased by €53. On May 14, 2001 ProMOS shareholders approved the distribution of employee bonuses in the form of shares, which diluted the Company's interest to 32.5%, while its proportional share of ProMOS' shareholders' equity increased by €11. On May 23, 2002 ProMOS issued 300 million shares in a primary offering of Global Depository Receipts. As a result of this distribution, the Company's interest was diluted to 29.9%, while its proportional share of ProMOS' shareholders' equity increased by €18.

        In March 2001, the Company acquired a 20.1% interest in Ramtron for total consideration of €31, consisting of 443,488 ordinary shares and cash of €11. Ramtron is a leading developer of specialty semiconductor memory products, based in Colorado Springs, Colorado, and listed on the Nasdaq exchange under the symbol RMTR. During the year ended September 30, 2002 the Company recorded an €9 impairment charge related to its investment because the decline in the market value of Ramtron shares since the initial investment was considered to be other than temporary.

        On March 30, 2000, the Company entered into the UMCi joint venture agreement with United Microelectronics Corporation ("UMC") to construct and operate a 300-millimeter wafer semiconductor facility. The Company received a 27.3% ownership interest in exchange for cash of €66. On October 1, 2001 the Company contributed $59 million in cash and made a contribution of technology, which increased the Company's ownership interest to 31.7%.

        Included in the amount of long-term investments at September 30, 2002 is goodwill, net, of €35 related to such investments.

        The aggregate summarized financial information for the Associated Companies for the fiscal years 2000, 2001 and 2002, is as follows:

	2000(1)	2001(2)	2002
Sales	1,684	1,534	922
Gross profit	515	275	14
Net income (loss)	291	86	(174)

	2001	2002
Current assets	1,188	1,045
Non-current assets	2,239	1,992
Current liabilities	(992)	(841)
Non-current liabilities	(472)	(497)

Shareholders' equity	1,963	1,699

(1)
Includes sales, gross profit and net income of OSRAM Opto of €480, €70 and €19, respectively.

(2)
Includes sales, gross profit and net income of OSRAM Opto of €415, €59 and €9, respectively.

13.   Other Assets

        Other non-current assets at September 30, 2001 and 2002 consist of the following:

	2001	2002
Intangible assets, net	437	554
Notes receivable	13	9
Associated and Related Companies—financial and other (note 19)	15	92
Employee receivables	4	2
Marketable securities (note 7)	11	12
Other, net	1	2

	481	671

        A summary of activity for intangible assets for the year ended September 30, 2002 is as follows:

	Goodwill	Other intangibles	Total
Cost
September 30, 2001	328	347	675
Additions	9	46	55
Impairments and write-offs	(5)	(6)	(11)
Disposals	—	(224)	(224)
Consolidations	70	140	210
Reclassifications	2	(2)	—
Foreign currency effects	(17)	—	(17)

September 30, 2002	387	301	688
Accumulated amortization
September 30, 2001	(32)	(206)	(238)
Additions	—	(51)	(51)
In-process R&D	—	(37)	(37)
Disposals	—	197	197
Consolidations	—	(6)	(6)
Foreign currency effects	1	—	1

September 30, 2002	(31)	(103)	(134)

Book value September 30, 2001	296	141	437

Book value September 30, 2002	356	198	554

        The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2003 €67; 2004 €57; 2005 €33; 2006 €23; 2007 €18.

14.   Trade Accounts Payable

        Trade accounts payable at September 30, 2001 and 2002 consist of the following:

	2001	2002
Third party—trade	956	837
Siemens group—trade (note 19)	137	154
Associated and Related Companies—trade (note 19)	98	206

	1,191	1,197

15.   Accrued Liabilities

        Accrued liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Personnel costs	158	187
Accrual for restructuring (note 24)	81	35
Taxes	66	93
Warranties and licenses	83	103
Other	38	90

	426	508

16.   Other Current Liabilities

        Other current liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Payroll obligations and other liabilities to employees	174	162
Deferred income	75	126
Financial instruments (note 29)	11	5
VAT and other taxes payable	89	108
Siemens group—financial and other (note 19)	2	—
Associated and Related Companies—financial and other (note 19)	2	62
Other	95	74

	448	537

        Deferred income includes amounts deferred for licenses and technology transfer fees (note 23), sale of a business (note 4) and grants (note 22).

17.   Other Liabilities

        Other non-current liabilities at September 30, 2001 and 2002 consist of the following:

	2001	2002
Pension obligations (note 21)	37	71
Deferred government grants	37	230
Deferred license and technology transfer fees (note 23)	16	39
Redeemable interest	196	218
Minority interest	18	12
Other	34	39

	338	609

        Under the Company's agreements with the other investors in the SC300 venture, each of them has the right to sell their interest in the venture to the Company on September 30, 2005 and every third anniversary thereafter, and the Company has the right to purchase their interests in the venture once every three years, commencing March 31, 2004. In addition, each of the new investors has the right to sell its interest in the joint venture to the Company under certain conditions. The carrying amount of this liability represents their contributed capital and is increased by amounts representing accretion of interest, which could be payable under the redemption feature, so that the carrying amount of the liability will equal the redemption amount at any redemption date.

18.   Debt

        Debt at September 30, 2001 and 2002 consists of the following:

	2001	2002
Short-term debt:
Notes payable to banks, weighted average rate 3.0%	95	96
Current portion of long-term debt	21	23
Capital lease obligations	3	1

Total short-term debt and current maturities	119	120

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	—	981
Loans payable to banks
Unsecured term loans, weighted average rate 3.6%, due 2002–2008	112	595
Interest-free loan, due 2004	43	51
Secured term loans, weighted average rate 5.1%, due 2007	1	2
Loans payable, weighted average rate 4.0%, due 2004	7	6
Notes payable, weighted average rate 4.0%, due 2003	11	—
Notes payable to governmental entity, rate 1.4%, due 2027–2031	74	70
Capital lease obligations	1	5

Total long-term debt	249	1,710

        Short-term notes payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

        On February 6, 2002, the Company (as guarantor), through its subsidiary Infineon Technologies Holdings B.V. (as issuer), issued €1,000 in subordinated convertible notes at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into Infineon shares at a conversion price of euro 35.43 per share. Upon conversion, the Company may pay a cash amount in lieu of delivery of all or part of the shares. The convertible notes accrue interest at 4.25% per year and have a five year maturity. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The note holders have a negative pledge relating to any future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Infineon share price exceeds 115% of the conversion price for a 30-day period. The convertible notes are listed on the Luxembourg Stock Exchange. At September 30, 2002, unamortized debt issuance costs were €16.

        The interest-free loan, due 2004, consists of borrowings under an arrangement whereby a governmental entity has agreed to pay all interest thereon. Additionally, should Infineon meet certain stipulations, the governmental entity has agreed to repay up to 75% of the outstanding balance of the loan on behalf of Infineon. However, all amounts outstanding under the loan are included as obligations of Infineon until the stipulations are achieved, at which time the reported obligations are reduced by the amount to be paid by the governmental entity.

        At September 30, 2002, the Company had €70 of unsecured Industrial Revenue Bonds outstanding associated with the construction at the Infineon Richmond facility.

        The Company has a €450 syndicated credit facility relating to the expansion of the Dresden manufacturing facility. The credit facility is supported by a partial guarantee of the Federal Republic of Germany and another governmental entity. The credit facility contains specified financial covenants, provides for annual payments of interest and matures on September 30, 2005. At September 30, 2002, this facility was fully drawn.

        On September 30, 2002 the Company concluded a €750 syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of €375 expires in September 2003. The second tranche of €375 expires in September 2005. The facility has customary financial covenants and drawings bear market related interest. This facility replaces the existing €622 multicurrency revolving credit facility on such date. At September 30, 2002 no amounts were outstanding under this facility.

        The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes. These facilities (which include the revolving credit facility of €750 and the syndicated credit facility of €450 described above and exclude capital leases and the convertible subordinate notes) aggregate €2,183, of which €1,340 was available at September 30, 2002, and are comprised of four components: The first component represents short term facilities, which are subject to firm commitments by financial institutions, for working capital, guarantees and cash pooling purposes, aggregate €911, of which €815 was available at September 30, 2002. The second component represents additional short term facilities, which are not subject to firm commitments by financial institutions, for working capital purposes, aggregate €152, of which €152 was available at September 30, 2002. The third component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions, for working capital purposes, aggregate €384, of which €373 was available at September 30, 2002. The fourth component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions for project finance purposes, aggregate €736 (including current maturities), which was fully drawn at September 30, 2002.

        At September 30, 2002, the Company is in compliance with its debt covenants under the relevant facilities.

        Interest expense for the years ended September 30, 2000, 2001 and 2002 was €0, €42 and €89, respectively.

        Aggregate amounts of long-term debt maturing subsequent to September 30, 2002 are as follows:

Year ending September 30,	Amount
2004	94
2005	499
2006	47
2007	1,000
thereafter	70

1,710

19.   Related Parties

        Infineon has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, "Related Parties"). Infineon purchases certain of its raw materials, especially chipsets, from, and sells a significant portion of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

        Related Party receivables at September 30, 2001 and 2002 consist of the following:

	2001	2002
Current:
Siemens group—trade	132	97
Associated and Related Companies—trade	12	8
Siemens group—financial and other	25	23
Associated and Related Companies—financial and other	38	28
Employee receivables	6	8

	213	164

Non-current:
Associated and Related Companies—financial and other	15	92
Employee receivables	4	2

	19	94

Total Related Party receivables	232	258

        Related Party payables at September 30, 2001 and 2002 consist of the following:

	2001	2002
Siemens group—trade	137	154
Associated and Related Companies—trade	98	206
Siemens group—financial and other	2	—
Associated and Related Companies—financial and other	2	62

Total Related Party payables	239	422

        Related Party receivables and payables have been segregated (1) between amounts owed by or to Siemens group companies and companies in which Infineon has an ownership interest and (2) based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of product. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

        Transactions with Related Parties during the years ended September 30, 2000, 2001 and 2002, include the following:

	2000	2001	2002
Sales to Related Parties:
Siemens group companies	1,089	901	761
Associated and Related Companies	122	147	170
Purchases from Related Parties:
Siemens group companies	424	417	681
Associated and Related Companies	1,183	1,040	686
Interest income from Related Parties	14	9	5
Interest expense to Related Parties	21	10	2

        Sales to Siemens group companies include sales to the Siemens group sales organizations for resale to third parties of €326, €89 and €77 for the years ended September 30, 2000, 2001 and 2002, respectively. In January 2001, the Company completed the renegotiation of its compensation arrangements with the Siemens group sales organizations to cease the practice of selling at a discount to them for resale to third parties. Such discounts ranged between 5% to 8% and were reflected as reductions in net sales. Sales are principally conducted through the Company's own independent sales organization directly to third parties. Where the Company has not established its own independent sales organization in a certain country, a commission is paid to the Siemens group sales organizations where they assist in making sales directly to third parties.

        Purchases from Siemens group companies primarily include purchases of inventory, IT services, and administrative services.

        Technical equipment is leased to ALTIS (see note 11). The non-cancelable future lease payments due under this lease at September 30, 2002 amount to €23 for the year 2003 and €15 for the year 2004.

        On December 21, 2001, the ALTIS joint venture refinanced its bridge loan in part by executing a €110 revolving loan with a syndicate of financial institutions. The loan is not guaranteed by the shareholders of ALTIS, Infineon and IBM. In connection with this refinancing, Infineon and IBM each extended term loans to ALTIS, which are subordinated to the syndicated revolving loan, and of which €76 is included in non-current Associated and Related Companies—financial and other receivables as of September 30, 2002.

        At September 30, 2002, current Associated and Related Companies—financial and other payables include a loan of $55 million from UMCi, which bears interest at market rates and is due on December 27, 2002.

        On August 10, 2000, Siemens issued a guaranteed exchangeable note with an aggregate nominal amount of €2,500 (representing 4% of the Company's ordinary share capital), which is divided into bearer notes with a nominal amount of €0.1 each. The notes bear a 1% fixed annual interest rate and are to be redeemed by Siemens on August 10, 2005. Each note can be exchanged, in certain circumstances, through August 10, 2005 for 1,000 Infineon shares.

        On December 5, 2001, Siemens transferred 200 million Infineon shares, or approximately 28.9% of Infineon's then outstanding share capital to an irrevocable, non-voting trust, not related to the Siemens group, under a trust agreement. The trustee has legal title to the shares held in trust and Siemens has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the trust agreement. Siemens continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and any proceeds resulting from a permitted sale of the Infineon shares held in trust under the trust agreement. Under the trust agreement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include Siemens as trustor and third party shareholders of Infineon. The trust agreement will terminate when the Siemens group, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon's shareholders.

        The irrevocable transfer of Infineon shares to the non-voting trust by Siemens on December 5, 2001, reduced Siemens' voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while Siemens' ownership interest in Infineon at December 31, 2001 is 47.1%, its voting interest is 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the Siemens pension trust, represents a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than Siemens and the Siemens pension trust own approximately 39.7% of Infineon's share capital, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust is that the other shareholders in Infineon have a disproportionate voting interest.

        Upon ceasing to be a majority-controlled subsidiary of Siemens, the Company lost rights under a number of patent cross-license agreements originally entered into by Siemens and third parties. In anticipation of this possibility, the Company has entered into patent cross-license agreements with many of these third parties that extend or transfer to the Company the relevant third party's cross-license arrangements with Siemens. In addition the Company has negotiated new contracts and is engaged in continuing negotiations with several major industry participants.

        On January 8, 2002, Siemens sold 40 million Infineon shares in a block trade transaction, thereby reducing the combined voting interest of Siemens and the Siemens pension trust in the Company as of that date to 25.6%.

20.   Income Taxes

        Income (loss) from continuing operations before income taxes and minority interest is attributable to the following geographic locations for the years ended September 30, 2000, 2001 and 2002:

	2000	2001	2002
Germany	1,293	(1,184)	(1,403)
Foreign	446	159	236

	1,739	(1,025)	(1,167)

        Income tax expense (benefit) for the years ended September 30, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Current taxes
Germany	448	23	15
Foreign	73	43	124

	521	66	139
Deferred taxes
Germany	112	(489)	(236)
Foreign	(19)	(4)	(46)

	93	(493)	(282)

Income tax expense (benefit) from continuing operations	614	(427)	(143)
Income tax expense (benefit) from discontinued operation	(2)	(1)	4

Income tax (benefit) expense	612	(428)	(139)

        In October 2000, the German government enacted new tax legislation which reduced the Company's statutory tax rate in Germany to a uniform 25%, effective for the Company's year ended September 30, 2002. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%. Prior to October 1, 2001, a split rate imputation system was applied of 40% on retained earnings and 30% on distributed earnings, for a combined statutory rate of 52%. The impact of the reduced tax rate on the Company's deferred tax balances of €28 was recorded in the year ended September 30, 2001.

        On September 19, 2002, the German government enacted new tax legislation which increases the corporate statutory tax rate from 25% to 26.5%, and which is applicable only for the Company's financial year ending September 30, 2003. The legislation was enacted to provide assistance to flood victims in Germany. The effect of the increased tax rate was recorded as a €2 income tax benefit in the year ended September 30, 2002, representing the impact on temporary differences which are expected to reverse in the following financial year.

        A reconciliation of income taxes from continuing operations for the years ended September 30, 2000, 2001 and 2002, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 52% for 2000 and 2001, and 39% for 2002 is as follows:

	2000	2001	2002
Expected provision (benefit) for income taxes	904	(533)	(455)
Dividend tax credit	(58)	—	—
Tax free income	(74)	(14)	(39)
Foreign tax rate differential	(150)	(91)	(16)
Non deductible expenses and other provisions	1	41	99
Change in German tax rate—effect on opening balance	—	(29)	—
Change in German tax rate—effect on current year	—	154	(2)
Change in valuation allowance	(28)	18	271
In-process research and development	—	29	10
Other	19	(2)	(11)

Actual provision (benefit) for income taxes	614	(427)	(143)

        Deferred income tax assets and liabilities as of September 30, 2001 and 2002 relate to the following:

	2001	2002
Assets:
Intangible assets	65	232
Investments	35	10
Inventories	30	27
Deferred income	84	148
Net operating loss and tax credit carry forwards	441	804
Other items	123	160

Gross deferred tax assets	778	1,381
Valuation allowances	(19)	(294)

Deferred tax assets	759	1,087

Liabilities:
Intangible assets	15	59
Property, plant and equipment	319	190
Accrued liabilities	9	8
Other items	37	40

Deferred tax liabilities	380	297

Deferred tax assets, net	379	790

        Net deferred income tax assets and liabilities are presented in the accompanying balance sheets as of September 30, 2001 and 2002 as follows:

	2001	2002
Deferred tax assets
Current	39	82
Non-current	412	787
Deferred tax liabilities
Current	(19)	(21)
Non-current	(53)	(58)

	379	790

        At September 30, 2002, Infineon had tax loss carry forwards of €1,667 (relating to both trade and corporate tax) and tax credit carry forwards of €65. Such tax loss and credit carry forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry forwards from non-German operations of €91 which expire in 2020 and 2021.

        Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgement on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three year period as of September 30, 2002, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2002 by €271 million related to continuing operations, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. During the year ended September 30, 2001, valuation allowances in the amount of €19 were established for tax loss carry-forwards relating to the Malaysian operations which were considered more likely than not that they would not be fully utilized, due to the existence of tax credit carry-forwards.

        Infineon did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2002, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        The income tax (benefit) expense for the 2000, 2001 and 2002 financial years was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, was €9, €(15) and €(6) for 2000, 2001 and 2002, respectively.

21.   Pension Plans

        Infineon provides pension benefits to a significant portion of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

        Information with respect to Infineon's pension plans for the years ended September 30, 2000, 2001 and 2002 is presented by German ("Domestic") plans and non-German ("Foreign") plans.

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Change in projected benefit obligations:
Projected benefit obligations beginning of year	(148)	(16)	(170)	(31)	(197)	(30)
Service cost	(10)	(5)	(12)	(1)	(13)	(4)
Interest cost	(9)	(3)	(11)	(2)	(12)	(2)
Actuarial (losses) gains	(4)	(1)	(6)	(4)	—	2
Business combinations	—	(1)	—	—	—	(7)
Divestitures	—	—	—	—	1	—
New plan created	—	—	—	—	(1)	(2)
Plan amendments	—	—	—	4	—	—
Settlement of pension obligations	—	—	—	1	—	—
Benefits paid	1	—	2	—	2	—
Curtailment	—	—	—	—	2	—
Foreign currency effects	—	(5)	—	3	—	2

Projected benefit obligations end of year	(170)	(31)	(197)	(30)	(218)	(41)

Change in fair value of plan assets:
Fair value at beginning of year	—	5	155	9	133	24
Contributions and transfers	155	—	—	15	12	1
Actual return on plan assets	—	2	(22)	1	(13)	1
Benefits paid	—	—	—	—	(2)	—
New plan created	—	—	—	—	—	2
Foreign currency effects	—	2	—	(1)	—	(2)

Fair value at end of year	155	9	133	24	130	26

Funded status	(15)	(22)	(64)	(6)	(88)	(15)
Unrecognized actuarial loss	9	7	52	4	68	3
Unrecognized net obligation	3	—	2	—	—	—

Net liability recognized	(3)	(15)	(10)	(2)	(20)	(12)

        The above net liability is recognized as follows in the accompanying balance sheets as of September 30:

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Prepaid pension cost	4	—	—	—	—	—
Restricted cash	14	—	—	—	—	—
Accumulated other comprehensive income	—	—	19	—	33	—
Accrued pension liability	(21)	(15)	(29)	(2)	(53)	(12)

Net liability recognized	(3)	(15)	(10)	(2)	(20)	(12)

        The assumptions used in calculating the actuarial values for the principal pension plans are as follows:

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Discount rate	6.5%	7.8%	6.0%	7.5%	6.0%	5.5%–7.0%
Rate of compensation increase	3.5%–3.8%	5.0%	3.0%	4.5%	3.0%	3.0%–4.5%
Expected return on plan assets	—	8.5%	10.0%	8.0%	5.4%	6.0%–7.0%

        Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company's long-term obligation.

        The components of net periodic pension cost for the years ended September 30, 2000, 2001 and 2002 are as follows:

	2000		2001		2002
	Domestic plans	Foreign plans	Domestic plans	Foreign plans	Domestic plans	Foreign plans
Service cost	(10)	(5)	(12)	(1)	(13)	(4)
Interest cost	(9)	(3)	(11)	(2)	(12)	(2)
Expected return on plan assets	—	1	15	1	7	1
Amortization of unrecognized losses	—	—	—	—	(2)	—
Amortization of unrecognized net obligation	(2)	—	(2)	—	(2)	—

Net periodic pension cost	(21)	(7)	(10)	(2)	(22)	(5)

        On September 25, 2000, the Company established the Infineon Technologies Pension Trust (the "Pension Trust") for the purpose of funding future pension benefit payments for employees in Germany. The Company contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities.

        The effect of the employee terminations, in connection with the Company's restructuring plan (see note 24), on the Company's pension obligation is reflected as a curtailment in the year ended September 30, 2002 pursuant to the provisions of SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

        During the year ended September 30, 2002, the Company made contributions of €10 to fund its pension plan in Germany.

        During the year ended September 30, 2002, the Company established a deferred savings plan for its German employees, whereby a portion of the employee's salary is invested for an annuity payment including interest upon retirement. The liability for such future payments is actuarially determined and accounted for on the same basis as the Company's other pension plans.

        Following the Company's spin-off from Siemens, the Company established a pension plan for its US employees separate from the Siemens US pension plan. At the time of the spin-off, the funded status of the Company's allocated portion of the Siemens US pension plan relating to the transferred employees was reflected as an accrued pension liability. Subsequently, Siemens transferred assets to fund this liability based on an actuarial determination. The difference between the actuarial valuation at the funding date and the originally allocated liability of €10 is reflected as an equity transaction during the year ended September 30, 2002.

        The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of €1, €1 and €0 for the years ended September 30, 2000, 2001 and 2002, respectively. The net liability recognized in the balance sheet was €6 both at September 30, 2001 and 2002.

22.   Grants and Subsidies

        Infineon has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, grants to subsidize research and development activities, employee training and interest expense. Grants and subsidies included in the accompanying financial statements during the years ended September 30, 2000, 2001 and 2002, are as follows:

	2000	2001	2002
Included in the statements of operations:
Interest subsidies	63	—	—
Research and development	41	71	59
Other	11	10	34

	115	81	93

Construction grants deducted from the cost of fixed assets	—	11	83

23.   License and Technology Transfer Fees

        During the years ended September 30, 2000, 2001 and 2002, Infineon recognized revenues related to license and technology transfer fees of €176, €88 and €147, respectively, which are included in net sales in the accompanying statements of operations. Pursuant to SEC SAB 101, license fees previously received but deferred of €85 were recognized as revenue in the year ended September 30, 2002, since the Company had fulfilled all of its obligations and all such amounts were realized. At September 30, 2002 previously received license fees from ProMOS of €60 have been recorded as deferred revenue and are offset against the related investment (see note 12) in the accompanying balance sheets pursuant to SEC SAB No. 5:H.

        In March 2000, the Company entered into new technology transfer agreements with ProMOS, and restructured existing agreements with MVI. As part of these agreements, previously unrecognized license fees of $108 million due from MVI were rescheduled and will be recognized as revenue over the life of the new contracts. In conjunction with the restructured agreements, license fees previously received but deferred of €138 were recognized as revenue in the year ended September 30, 2000, since the Company had fulfilled all of its obligations and all such amounts were realized.

        In March 2002, the Company further modified its capacity reservation agreements with ProMOS (see note 31) and further restructured the payment terms of the existing licensing agreements with MVI. The agreement extended the repayment of the outstanding licensing fees of $54 million through January 2004 (which is recognized on the cash basis) and extended the dating on other amounts due to the Company. In exchange for these provisions, MVI placed 56,330,000 shares of ProMOS in an escrow to secure the amounts outstanding under the licensing agreement in the event of a payment default.

24.   Restructuring

        During the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, Infineon approved plans to restructure the organization and reduce costs. Infineon is implementing changes to streamline its procurement and logistics processes, as well as reduce information technology and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. Accordingly, the Company announced plans to reduce worldwide headcount by approximately 5,000 employees. As of September 30, 2002, the Company had concluded this headcount reduction and had terminated or signed termination agreements with such employees.

        Restructuring charges of € 117 were expensed during the year ended September 30, 2001. This charge is comprised of €57 relating to involuntary employee terminations, €44 relating to both previously capitalized expenditures (€27) and related exit costs (€17) associated with the discontinuance of a world-wide information technology project and €16 of other exit costs.

        During the year ended September 30, 2002, in executing the restructuring plan additional charges of €16 were taken relating to non-cancelable commitments.

        The development of the restructuring liability during the year ended September, 30, 2002, is as follows:

	September 30, 2001			September 30, 2002
	Accrued liability	Payments	Restructuring charge	Accrued liability
Employee terminations	53	(47)	—	6
Other exit costs	28	(15)	16	29

	81	(62)	16	35

25.   Supplemental Operating Cost Information

        The cost of services and materials from continuing operations are as follows for the years ended September 30:

	2000	2001	2002
Raw materials, supplies and purchased goods	1,761	1,731	1,380
Purchased services	1,022	1,357	926

Total	2,783	3,088	2,306

        Personnel expenses from continuing operations are as follows for the years ended September 30:

	2000	2001	2002
Wages and salaries	1,198	1,439	1,351
Social levies	174	229	254
Pension expense	29	13	27

Total	1,401	1,681	1,632

        The average number of employees by geographic region is as follows for the years ended September 30:

	2000	2001	2002
Germany	13,718	16,279	15,773
Other Europe	3,161	4,921	4,376
USA	2,747	3,101	2,818
Asia/Pacific	8,064	9,095	7,189
Other	—	7	24

Total	27,690	33,403	30,180

        In connection with the 2001 restructuring plan (see note 24) the Company reduced its headcount by approximately 5,000 employees from the level at June 30, 2001, which was partially offset by the acquisition of MIC in September 2002.

26.   Supplemental Cash Flow Information

	2000	2001	2002
Cash paid for:
Interest	53	52	55
Income taxes	211	282	46
Non-cash investing and financing activities:
Contributions from (to) Siemens	12	(11)	10

        For the year ended September 30, 2001, the proceeds from the sale of the Company's interest in OSRAM Opto is reflected under net cash provided by financing activities as a capital contribution. The excess purchase price of €392 is net of deferred tax of €141.

F-43

27.   Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended September 30, 2000, 2001 and 2002 are as follows:

	2000			2001			2002
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities:
Unrealized holding gains (losses)	13	(7)	6	(3)	1	(2)	(4)	2	(2)
Reclassification adjustment for (gains) losses included in net income (loss)	4	(2)	2	(13)	7	(6)	3	(1)	2

Net unrealized gains (losses)	17	(9)	8	(16)	8	(8)	(1)	1	—
Additional minimum pension liability	—	—	—	(19)	7	(12)	(13)	5	(8)
Foreign currency translation adjustment	105	—	105	(19)	—	(19)	(92)	—	(92)

Other comprehensive income (loss)	122	(9)	113	(54)	15	(39)	(106)	6	(100)
Accumulated other comprehensive income (loss)—beginning of year	(3)	2	(1)	119	(7)	112	65	8	73

Accumulated other comprehensive income (loss)—end of year	119	(7)	112	65	8	73	(41)	14	(27)

28.   Stock-based Compensation

  Fixed Stock Option Plans

        In 1999, the shareholders approved a share option plan (the "LTI 1999 Plan"), which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five year period. The exercise price of each option equals 120% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company's stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

        On April 6, 2001, the Company's shareholders approved the International Long-Term Incentive Plan (the "LTI 2001 Plan") which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions, however no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company can grant up to 51.5 million options over a five year period. The exercise price of each option equals 105% of the average closing price of the Company's stock during the five trading days prior to the grant date. Granted options have a vesting period of at least two years and expire seven years from the grant date.

        Under the LTI 2001 Plan, the Company's Supervisory Board will decide annually within three months after publication of the financial results how many options to grant the Management Board. The Management Board will, within the same three-month period, decide how many options to grant to eligible employees.

        A summary of the status of the LTI 1999 Plan and the LTI 2001 Plan as of September 30, 2002, and changes during the three years then ended is presented below:

	2000		2001		2002
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at beginning of year	—	—	5,469,468	€42.15	11,267,878	€48.56
Granted	5,556,268	€42.15	6,013,060	€54.15	9,393,030	€21.74
Exercised	—	—	—	—	—	—
Forfeited	(86,800)	€42.00	(214,650)	€43.82	(777,698)	€45.90

Outstanding at end of year	5,469,468	€42.15	11,267,878	€48.56	19,883,210	35.96

Exercisable at end of year	—	—	—	—	5,060,460	€42.00

        The following table summarizes information about stock options outstanding and exercisable at September 30, 2002:

	Outstanding			Exercisable
Range of exercise prices	Number of options	Weighted- average remaining life (in years)	Weighted- average exercise price	Number of options	Weighted- average exercise price
€10–€15	1,524,000	6.90	€12.57	—	—
€15–€20	206,750	6.82	€16.08	—	—
€20–€25	7,516,940	6.18	€23.70	—	—
€25–€30	163,950	5.99	€27.45	—	—
€40–€45	5,144,960	4.47	€42.05	5,060,460	€42.00
€50–€55	196,700	5.51	€53.26	—	—
€55–€60	5,129,910	5.17	€55.19	—	—

	19,883,210	5.53	€35.96	5,060,460	€42.00

        As described in note 2, the Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. Accordingly, the Company did not recognize compensation expense upon the issuance of its stock options, because the option terms and exercise price are fixed and the exercise price exceeded the market price of the underlying shares on each grant date for the LTI 1999 and 2001 Plans.

        SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Option pricing models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the options granted to the Company's employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants in each year ended September 30:

	2000	2001	2002
Weighted-average assumptions:
Risk-free interest rate	5.46%	5.35%	4.19%
Expected volatility	45%	50%	52%
Dividend yield	0%	0%	0%
Expected life in years	4.50	4.50	4.50
Weighted-average fair value per option at grant date in euro	14.81	24.18	9.09

        If the Company had accounted for stock option grants under the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

	2000	2001	2002
Net income (loss)
As reported	1,126	(591)	(1,021)
Pro forma	1,116	(638)	(1,090)
Basic and diluted earnings (loss) per share
As reported	€1.83	€(0.92)	€(1.47)
Pro forma	€1.81	€(1.00)	€(1.57)

  Employee Stock Purchase Plans

        In connection with the IPO, as part of an employee offering, employees could purchase shares pursuant to a preferential allocation mechanism. Employees purchased 7,540,448 shares at an average discount of 5% of the offer price. The Company recognized compensation expense related to this employee offering of €3 during the year ended September 30, 2000.

        The Company has a worldwide employee stock purchase plan which provides employees with the opportunity to purchase ordinary shares of the Company at a discount of 15%, subject to a certain maximum per employee and a one year holding period. Pursuant to the provisions of this plan, employees purchased 355,460 shares during the year ended September 30, 2002.

29.   Financial Instruments

        Infineon periodically enters into derivatives including foreign currency forward and option contracts. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows. Infineon does not enter into derivatives for trading or speculative purposes.

        The euro equivalent notional amounts in millions and fair values of the Company's derivative instruments as of September 30, 2001 and 2002 are as follows:

	2001		2002
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. dollar	1,377	62	313	6
Japanese yen	136	7	—	—
Great Britain pound	7	—	—	—
Forward contracts purchased:
U.S. dollar	261	(8)	148	—
Japanese yen	44	(1)	75	(2)
Singapore dollar	26	—	33	(1)
Great Britain pound	7	—	7	—
Other currencies	64	(1)	52	—
Cross currency interest rate swap:
U.S. dollar	616	59	616	106
Interest rate swap:	—	—	500	26
Forward rate agreements:	—	—	150	—

        At September 30, 2001 and 2002, all derivative financial instruments are recorded at fair value.

        Gains related to foreign currency derivatives and foreign currency transactions amounted to €184 and €34 for the years ended September 30, 2000 and 2001 and losses related to foreign currency derivatives and foreign currency transactions amounted to €16 for the year ended September 30, 2002, respectively. Gains and losses on derivative financial instruments are included in determining net income, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other income or expense.

        Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of Infineon's unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. Due to the restrictions in the transferability under the interest free arrangement, a fair value other than the carrying value of the interest-free loan is not meaningful. At September 30, 2002 the convertible bonds were trading at a 42.3% discount to par, based on quoted market values on the Luxembourg Stock Exchange. The fair values of Infineon's cash and cash equivalents, receivables, related party receivables and payables and other financial instruments approximate their carrying values due to their short term nature. The fair values of marketable securities are provided in note 7.

30.   Risks

        Financial instruments that expose Infineon to credit risk consist primarily of trade receivables, marketable securities and foreign currency derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers and Infineon's credit approval and monitoring procedures. Related Parties account for a significant portion of sales and trade receivables. The concentration of credit risk with respect to marketable securities and foreign currency derivatives is limited by transactions with multiple banks up to pre-established limits.

        In order to remain competitive, Infineon must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

31.   Commitments and Contingencies

        On August 7, 2000 and August 8, 2000, Rambus Inc. ("Rambus"), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company has infringed patents owned by Rambus that relate to the SDRAM and DDR DRAM products. The SDRAM product is a significant component of the Company's DRAM product line. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, the Company's financial position and results of operations would be materially and adversely affected, as the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees. The affected products currently constitute substantially all of the products of the Memory Products segment. On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia dismissed all of Rambus' patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the standard setting organization of JEDEC and awarded damages to Infineon. The case is currently on appeal at the U.S. Court of Appeals for the Federal Circuit. The Company cannot conclude as to the likelihood of an unfavorable outcome on appeal or whether the Company will ultimately prevail in the matter.

        The initial hearings on the German action commenced in May 2001. In its brief on February 9, 2001, Rambus amended its initial injunctive relief complaint to include a request for payment of damages for alleged infringement of the patents. No amount of damages have yet been declared. The initial hearing took place on May 18, 2001, at which time the Court noted the decisions of the parallel infringement suit in the U.S. The court has appointed a technical expert to render an opinion on the infringement issue. The opinion has been rendered but no decision has been made by the court yet. The Company believes that it has meritorious defenses and intends to vigorously defend itself in this matter.

        In October 1999, Deutsche Telekom AG ("DT") notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for DT calling cards. The claim relates to damages allegedly suffered by DT as a result of such cards being fraudulently reloaded by third parties. DT originally alleged damages of approximately €90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In November 2001, however, DT brought an action in court against Siemens alone, and increased the alleged amount of damages to approximately €125. Siemens gave a third party notice to the Company and the Company has joined the court proceedings on the side of Siemens. The initial court hearing is currently scheduled for January 28, 2003. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Formation. The Company has investigated the DT claim and believes that it is without merit. The Company does not anticipate that a material adverse effect on the Company's financial position, results of operations or cash flows will result in connection with the DT claim.

        In June 2002, Infineon Technologies AG's U.S. subsidiary, Infineon Technologies North America Corp., as well as other manufacturers of memory products, received a subpoena from a grand jury sitting in the U.S. District Court for the Northern District of California in connection with an investigation of possible violations of U.S. federal antitrust laws involving pricing in the dynamic random access memory (DRAM) industry. The Company has been requested to provide information to the grand jury to assist with its investigation and intends to cooperate with any requests by officials involved in the investigation. In connection with this investigation Infineon Technologies AG and Infineon Technologies North America Corp. have been sued in several separate class actions by direct and indirect purchasers of DRAM. All actions allege that Infineon and other competitors conspired to fix the price of DRAM. The Company is in the process of investigating these allegations. The Company is unable to predict the outcome of these suits.

        The Company is subject to various other lawsuits, claims and proceedings related to products, patents and other matters incidental to its businesses. Liabilities including accruals for significant litigation costs related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company's financial position, although the final resolution of such matters could have a material effect on the Company's results of operations or cash flows in the year of settlement.

        In connection with the Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

        As a result of the Formation, the Company has agreed to indemnify Siemens against any losses relating to certain guarantees of financing arrangements that were transferred to the Company. At September 30, 2002, these arrangements include:

  •
  a guarantee of a letter of credit in the amount of €313 issued to cover contingent liabilities to repay government grants in respect of the Dresden facility;

  •
  a guarantee of indebtedness of ProMOS in the amount of $61 million, which indebtedness contains a cross default provision to another credit agreement.

        The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized based on the attainment of specified milestone criteria and where the fulfillment of the total project requirements is reasonably assured through planned and committed spending levels, employment and other factors. The Company is committed to meeting these requirements. Nevertheless, should the total project requirements not be met, up to €374 of these subsidies could be refundable as of September 30, 2002.

        The Company has entered into capacity reservation agreements with certain silicon foundries for the manufacturing and testing of semiconductor products. These agreements generally have a standard length of one to two years and are renewable. Under the terms of these agreements, the Company has agreed to purchase certain minimum quantities at specified prices.

        Under its product purchase agreement with ProMOS, the Company has agreed to buy 48% (on a net basis) of its total annual production output based on the Company's licensed technology, net of the portion sold to MVI, based, in part, on market price (see note 32). Additionally, the Company has capacity reservation agreements with ALTIS to purchase 50% of their respective total annual production output based on market prices. Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices. ALTIS and ProMOS form an important part of the Infineon product procurement process.

        In May 2002, the Company and Winbond Electronics Corp. ("Winbond") entered into a licensing and product purchase agreement. Under the terms of the licensing agreement, the Company will transfer know how related to specific DRAM technology. The licensing agreement also provides for the payment of royalties on specific products sold by Winbond to third parties during the five-year term of the agreement. License fees are deferred and recognized on a straight line basis over the term of the product purchase agreement. Under the terms of the product purchase agreement, the Company has committed to purchase specified quantities of DRAM products, as defined, at prices based in part on market prices. Additionally, the Company will assume responsibilities for supplying a major customer of Winbond with DRAM products over the term of the agreement.

        In connection with the formation of the UMCi joint venture the Company has agreed to contribute, in periods subsequent to September 30, 2002, specified technology and aggregate cash capital contributions of approximately $405 million. Additionally, the Company has entered into a foundry capacity agreement with the UMCi joint venture which provides for certain minimum purchase volume commitments, representing approximately 30% of the capacity of the facility.

        In May 2002, the Company, DuPont and AMD entered into a joint venture agreement to construct and operate a facility in Dresden, Germany to manufacture photomasks. It is anticipated that the construction of the facility will be completed in the second half of calendar year 2003. In connection with this agreement, the Company entered into a ten-year supply agreement with DuPont, which will include output from the Dresden facility. The contract contains specified minimum annual purchase requirements and is non-cancelable.

        Total rental expenses under operating leases amounted to €131, €181 and €193 for the years ended September 30, 2000, 2001, and 2002, respectively. Future minimum lease payments under non-cancelable operating lease agreements with initial or remaining terms in excess of one year at September 30, 2002 are as follows: 2003, €83; 2004, €78; 2005, €67; 2006, €46; 2007, €18 and €84 for the remaining years.

32.   Subsequent Events

        Pursuant to an agreement reached between the Company and Osram GmbH ("Osram"), the Company transitioned all its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronic business. Accordingly, the results of operations of opto-electronics are presented as a discontinued operation and the related footnote disclosures have been reclassified for all periods presented.

        The following table presents comparative information of the discontinued operation, which was previously reported in the other operating segment, for the year ended September 30, 2000, 2001 and 2002, respectively:

Opto-electronics:	2000	2001	2002
Net sales
Third parties	240	271	241
Related parties	54	53	76

	294	324	317

Income from discontinued operation before tax	5	—	—
Income tax benefit (expense)	2	1	(4)

Net income (loss) from discontinued operation	7	1	(4)

        The selected balance sheet items of the discontinued operation as of September 30, 2001 and 2002 consist of the following:

	2001	2002
Current assets:
Trade accounts receivable, net	56	52
Inventories	8	7

Total current assets	64	59

Current liabilities:
Trade accounts payable	55	60

Total current liabilities	55	60

        The Company decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions with effect from October 1, 2002. Accordingly, the segment results for the 2000, 2001 and 2002 financial years have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information. (See Note 33)

        On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc., incorporated StarCore LLC, based in Austin, Texas. Each of the joint venture partners have an equal (one third) ownership interest. The Company contributed intellectual property, other assets and cash with an aggregate value of €25. StarCore focuses on developing, standardizing and proliferating Digital Signal Processor (DSP) core technology.

        On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the construction and operation of a 300-millimeter manufacturing facility in Taiwan.

        Pursuant to the agreements, the Company and Nanya will develop advanced 90-nanometer and 70-nanometer technology. The parties anticipate that the development efforts will be completed no later than April 30, 2005 and the costs will be borne two-thirds by the Company and one-third by Nanya. In connection with these development efforts, the Company has granted Nanya a license to use its 0.11-micron technology in Nanya's existing operations. Nanya has agreed to pay the Company $95 million, principally over a period ending on September 30, 2003.

        The new 300-millimeter manufacturing facility will employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility's production based in part on market prices.

        On October 4, 2002, the Company announced that it has cancelled its shareholders' agreement with Mosel Vitelic Inc. ("MVI") relating to their ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders' agreement by MVI. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, also terminated on January 1, 2003. MVI now purchases 100% of the products manufactured by ProMOS, which in the opinion of Company management, would require the consent of the ProMOS board of directors pursuant to ProMOS articles of incorporation and such consent was not obtained. On January 27, 2003, the Company terminated its technology license agreement with ProMOS. ProMOS continues to utilize Infineon technology despite the termination of the technology license agreement.

        ProMOS and the Company have filed a series of preliminary injunctions, criminal and civil complaints against each other and representatives of each party relating to actions taken at the January 10, 2003 special meeting of the shareholders of ProMOS, alleged actions of breach of fiduciary duty and trust, as well as actions associated with the use of the Company's licensed technology by ProMOS. The Company intends to both vigorously defend itself and its representatives in all courses of action initiated by ProMOS, as well as vigorously pursue its actions filed against ProMOS and its representatives. The shareholders agreement, the product purchase and capacity reservation agreement and the technology license agreement provide for the use of an arbitration proceeding to resolve certain disputes. ProMOS has initiated an arbitration proceeding relating to this dispute pursuant to International Chamber of Commerce (ICC) regulations which is to be conducted in Munich, Germany. The Company has received the statement of claim and is in the process of responding.

        In January and February 2003, the Company made payments on behalf of ProMOS aggregating €60 satisfying indebtedness of ProMOS which was subject to a guarantee by the Company. In parellel the Company recognized deferred licensing revenue of a similar amount that was fully paid and for which the revenue recognition process was complete. Pursuant to an agreement between MVI, ProMOS and the Company, such amounts paid by the Company on behalf of ProMOS were offset against its product purchase liability to ProMOS. Furthermore, pursuant to an agreement between MVI and ProMOS dated January 28, 2003, ProMOS transferred to MVI $99 of its accounts receivables against the Company in exchange for unidentified consideration. In February 2003, MVI, ProMOS and the Company agreed to offset such MVI accounts receivables against the Company of $99 against the accounts receivables of IFX against MVI. MVI then made an additional payment of $5 to the Company satisfying its obligation.

        In January 2003, the Company announced its intention to liquidate its investment in ProMOS, depending on market conditions, and in accordance with Taiwanese security regulations. The Company does not believe that the liquidation of its ProMOS investment will result in material adverse effect on the Company's results of operations or financial position. During the six months ended March 31, 2003, the Company realized an aggregate €3 loss on the sale of ProMOS shares.

        The Company has become aware, through published reports in media outlets, that MVI has apparently defaulted on indebtedness of NTD 4.7 billion, which is collateralized by a substantial portion of MVI's stockholdings in ProMOS. These published reports indicate that a bondholders meeting will be held on May 28, 2003 to discuss the resolution of this matter, including the potential disposition of such collateral. The Company can not conclude on the potential impact this event may have on its investment in ProMOS.

        In December 2002 Infineon was named party in a lawsuit before the regional court in Munich, Germany, alleging that it had misappropriated certain trade secrets and other proprietary information related to access cards for digital television systems. The complaint made against Infineon was made in connection with a lawsuit in the US, where the plaintiff in the Munich action is a defendant in a lawsuit by a provider of satellite TV services against allegations that it had misappropriated trade secrets of the satellite TV system provider. The claim in Munich also alleges that Infineon conspired to infringe the third party's patents and had colluded to create unfair competition. The complaint seeks unspecified damages and an injunction against further violations. The lawsuit is still at a very preliminary stage and no oral hearing has taken place yet. Additionally, the parent company of the plaintiff has acquired a controlling interest in the voting stock of the satellite TV system provider and is awaiting approval of a merger. As a result, the parties of the US law suit agreed to a mediation procedure to settle the case that would likely influence the German action against Infineon. At this point in time, a stay of all of the proceedings is most likely at least until the final decision to approve the merger in the US made within the next 10 to 12 months. In the meantime, Infineon is not subject to any injunction to ship its products. If the merger is approved, the lawsuit will be stayed permanently with prejudice.

        In January 2003, the Company increased its shareholding in Infineon Technologies Flash (formerly Ingentix) to 70% and contributed cash and converted loans to equity in the aggregate amount of €12. The existing flash memory activities were also extended in the field of core flash products.

        In April 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc., a developer of digital baseband circuits of third generation wireless communications for €6 in cash. The acquisition agreement also provides for contingent consideration of €9 upon the achievements of specified events.

        In April 2003, Infineon Technologies AG received a Request for Information from the European Commission ("Commission") to enable the Commission to assess the compatibility with the Commission rules on competition of certain practices of which the Commission has become aware in the European market of DRAM memory products. The Company is in the process of responding.

        On April 29, 2003, the Company announced additional restructuring measures that are aimed at further reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company plans to terminate up to 900 employees comprised mainly from corporate functions and the Secure Mobile Solutions segment, as well as through the outsourcing of certain functions to external providers. In addition, the Automotive and Industrial segment will be relocated to Austria in order to benefit from the proximity between research and production facilities through increased efficiency and to be in a position to launch new products to the market more quickly. The Company has not yet estimated the cost of this restructuring program.

        On April 30, 2003, the Company announced the launch of a subordinated convertible bond issue of €700, which is to be placed with institutional investors outside the U.S. through its Netherlands subsidiary Infineon Technologies Holding B.V.. The bond is convertible into up to 68 million common shares of Infineon Technologies AG, the equivalent cash amount at the Company's discretion or an equivalent cash/share combination. The convertible bond has a maturity of 7 years, cannot be called for the first three years, and is callable thereafter subject to a 125 percent provisional call.

        The Company and Ericsson Holding International B.V. ("Ericsson") are in discussions relating to potential amendments to the June 2002 agreement for the acquisition by of the Company of Ericsson's microelectronics business. Based on the results of these discussions, the Company believes that an amendment of the agreement is reasonably possible, which could result in the reduction or elimination of remaining acquisition indebtedness due to Ericsson, as well as modifications to existing purchase commitments of Ericsson. There can be no assurance that such negotiations will be successfully concluded.

        Concerning the Rambus actions (see note 31), on January 29, 2003 the U.S. Court of Appeals for the Federal Circuit revised the District Court's claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial on 4 remaining claims. The Company believes it has meritorious defenses to the allegations of infringement. The Court of Appeals also reversed the District Court's finding that Rambus had committed fraud by its conduct in JEDEC. On February 26, 2003, the Company asked for a rehearing of this decision at the Court of Appeals, but can not conclude as to the likelihood of a favorable outcome or whether the Company will ultimately prevail in the matter.

        On 20 May 2003, the Company announced that it is planning to acquire SensoNor ASA, Horten, Norway, a leading developer and producer of tire pressure and acceleration sensors. With this acquisition the Company aims to strengthen its position in semiconductor sensors for the automotive business. The Company expects to pay an aggregate consideration of approximately €48 which will include a capital increase of SensoNor ASA of approximately €13. The shareholders' meeting of SensoNor has approved the proposed acquisition, and the Company is in the process of preparing a tender offer to the shareholders.

33.   Operating Segment and Geographic Information

        Infineon has reported its operating segment and geographic information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information".

        Effective October 1, 2002, the Company reorganized certain of its business units to better reflect its customer and market profiles. Further, the Company decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions with effect from October 1, 2002. In addition, the results of operations of the opto-electronics business are presented as a discontinued operation for all periods presented. Accordingly, the segment results for the 2000, 2001 and 2002 financial years have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.

        Infineon operates primarily in four major operating segments, three of which are application focused: Automotive & Industrial, Wireline Communications, Secure Mobile Solutions, and one of which is product focused: Memory Products. Further, certain of Infineon's remaining activities for product lines sold as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the "other operating segments" category pursuant to SFAS No. 131.

        Each of these segments has a segment manager reporting directly to the Chief Operating Officer and Chief Financial Officer, who have been identified as the Chief Operating Decision Maker ("CODM"). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and earnings before interest, minority interests and taxes. Infineon does not identify or allocate assets to the operating segments nor does the CODM evaluate the segments on these criteria on a regular basis, except that the CODM is provided information regarding certain inventories on an operating segment basis.

        The accounting policies of the segments are substantially the same as described in the summary of significant accounting policies (see note 2). As stated above, fixed assets are not identified by individual operating segments for management reporting purposes on a regular basis and accordingly are not allocated to the operating segment. Infineon does, however, allocate depreciation expense to the operating segments based on production volume and product mix using standard costs in order to obtain a measure of earnings before interest and taxes on a segment basis.

        Information with respect to Infineon's operating segments follows:

Wireline Communications

        The Wireline Communications segment designs, develops, manufactures and markets semiconductors and fiber optic components for the communications access WAN (Wide Area Network), MAN (Metropolitan Area Network) and Corner Access (both Broadband and traditional Access) sector of the wireline communications market.

Secure Mobile Solutions

        The Secure Mobile Solutions segment designs, develops, manufactures and markets semiconductors and secure mobile solutions, combining wireless communication technology, such as wide area wireless networks, local area wireless networks, personal area wireless networks, with security technologies like platform security, encryption and biometrics

Automotive & Industrial

        The Automotive & Industrial segment designs, develops, manufactures and markets semiconductors and complete systems solutions for use in automotive and industrial applications.

Memory Products

        The Memory Products segment designs, develops, manufactures and markets semiconductor memory products with various packaging and configuration options and performance characteristics for use in standard, specialty and embedded memory applications.

Other Operating Segments

        Remaining activities for certain sold product lines, as well as new business activities, are included in the Other Operating Segments.

        The following tables present selected segment data for the years ended September 30, 2000, 2001 and 2002:

	2000	2001	2002
Net sales
Wireline Communications	661	766	386
Secure Mobile Solutions	1,559	1,522	1,278
Automotive & Industrial	923	1,153	1,201
Memory Products	3,479	1,614	1,861
Other Operating Segments	276	236	117
Corporate and Reconciliation	91	56	47

Total	6,989	5,347	4,890

	2000	2001	2002
EBIT
Wireline Communications	48	(93)	(245)
Secure Mobile Solutions	307	(141)	(116)
Automotive & Industrial	71	143	111
Memory Products	1,336	(941)	(634)
Other Operating Segments	23	188	6
Corporate and Reconciliation	(121)	(180)	(264)

Total	1,664	(1,024)	(1,142)

	2000	2001	2002
Depreciation and Amortization
Wireline Communications	61	98	97
Secure Mobile Solutions	169	226	303
Automotive & Industrial	143	186	226
Memory Products	389	589	709
Other Operating Segments	72	22	35
Corporate and Reconciliation	—	—	—

Total	834	1,121	1,370

	2000	2001	2002
Equity in earnings (losses) of Associated Companies
Wireline Communications	—	—	—
Secure Mobile Solutions	—	—	—
Automotive & Industrial	—	—	—
Memory Products	82	12	(56)
Other Operating Segments	—	(3)	(1)
Corporate and Reconciliation	10	12	10

Total	92	21	(47)

	2000	2001	2002
Inventories
Wireline Communications	55	101	62
Secure Mobile Solutions	136	179	174
Automotive & Industrial	141	181	168
Memory Products	366	270	374
Other Operating Segments	27	41	14
Corporate and Reconciliation	116	110	99

Total	841	882	891

        At September 30, 2002 goodwill is reflected in the following segments:

2002
Goodwill
Wireline Communications	190
Secure Mobile Solutions	73
Automotive & Industrial	—
Memory Products	88
Other Operating Segments	5
Corporate and Reconciliation	—

Total	356

        Due to the specific application and product-based nature of the operating segments, there are no sales transactions between operating segments. Accordingly, net sales by operating segment represents sales to external customers.

        Raw material and work-in-process of the common logic production front-end facilities, and work-in-process of the common back-end facilities, are not under the control or responsibility of any of the operating segment managers, but rather of the site management. The site management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is not attributed to any operating segment, but is included in the "corporate and reconciliation" column. Only raw material of the back-end facilities ("chip stock") and finished goods are attributable to the operating segments and included in the segment information reported to the CODM.

        Effective October 1, 2000, the Company revised its method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. The Company has revised the method to allocate excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in corporate and reconciliation. This change did not affect prior periods. The Company believes that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results.

        Certain items are included in corporate and reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the year ended September 30, 2002, corporate and reconciliation includes unallocated excess capacity costs of €211, restructuring charges of €16 and corporate information technology development costs and charges of €36. For the year ended September 30, 2001 corporate and reconciliation includes unallocated excess capacity costs of €27, restructuring charges of €117 and corporate information technology development costs and charges of €71.

        The following is a summary of operations by geographic area for 2000, 2001 and 2002:

	2000	2001	2002
Net sales
Germany	1,520	1,636	1,266
Other Europe	1,570	1,172	943
USA	1,747	1,208	1,158
Asia/Pacific	2,047	1,247	1,446
Other	105	84	77

Total	6,989	5,347	4,890

	2000	2001	2002
Long-lived assets
Germany	2,297	3,454	3,113
Other Europe	790	1,006	1,172
USA	1,312	1,551	1,211
Asia/Pacific	310	350	374
Other	11	8	—

Total	4,720	6,369	5,870

        Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. Long-lived assets are those assets located in each geographic area.

        Except for sales to Siemens, which are discussed in note 19, no single customer accounted for more than 10% of Infineon's sales during the years ended September 30, 2000, 2001 and 2002. Sales to Siemens are made primarily by the Secure Mobile Solutions and Automotive & Industrial segments.

        Infineon defines EBIT as earnings (loss) before interest, minority interest and taxes. Infineon management uses EBIT as a measure to establish budgets and operational goals, to manage the company's business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the

Company and especially about the performance of its separate business segments. EBIT is determined as follows from the statement of operations, without adjustment to the U.S. GAAP amounts presented:

	2000	2001	2002
Income (loss) from continuing operations before income taxes	1,733	(1,019)	(1,160)
—Minority interests	6	(6)	(7)
—Interest (income) expense, net	(75)	1	25

EBIT	1,664	(1,024)	(1,142)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 30, 2003	By:	/s/ ULRICH SCHUMACHER Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Peter J. Fischl Chief Financial Officer

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INFINEON TECHNOLOGIES AG AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
INFINEON TECHNOLOGIES AG AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS for the years ended September 30, 2000, 2001 and 2002 (in millions, except per share data)
INFINEON TECHNOLOGIES AG AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS September 30, 2001 and 2002
INFINEON TECHNOLOGIES AG AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended September 30, 2000, 2001 and 2002 (euro in millions, except share data)
INFINEON TECHNOLOGIES AG AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended September 30, 2000, 2001 and 2002
INFINEON TECHNOLOGIES AG AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (euro in millions, except where otherwise stated)
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